January 12, 2010

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated December 17, 2007 regarding the sale of the Investor Class shares and our opinion dated December 1, 2009 regarding the sale of the Institutional Class shares of Smead Value Fund, a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, WI; Washington, DC; and Shanghai, PRC
Godfrey & Kahn is a member of Terralex®, a worldwide network of independent law firms.